SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the securities exchange act of 1934
(amendment no. ___)*

Singular Genomics Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82933R308
(CUSIP Number)

Kevin Tang

4747 Executive Drive, Suite 210

San Diego, CA 92121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82933R308
1	NAMES OF REPORTING PERSONS TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 82933R308
1	NAMES OF REPORTING PERSONS KEVIN TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 82933R308
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 82933R308
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS III, INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 82933R308
1	NAMES OF REPORTING PERSONS TANG CAPITAL PARTNERS IV, INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 82933R308
1	NAMES OF REPORTING PERSONS Concentra Biosciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Singular Genomics Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3010 Science Park Road, San Diego, CA 92121.

Item 2.	Identity and Background

This Statement is voluntarily filed by Tang Capital Management, LLC, a Delaware limited liability company that is the general partner of Tang Capital Partners, LP (“Tang Capital Management”); Kevin Tang, a United States citizen who is the manager of Tang Capital Management and Chief Executive Officer of Concentra Biosciences, LLC (“Kevin Tang”); Tang Capital Partners, LP, a Delaware limited partnership engaged in capital management (“Tang Capital Partners”); Tang Capital Partners III, Inc., a Nevada corporation that is indirectly wholly owned by Tang Capital Partners (“Tang Capital Partners III”); Tang Capital Partners IV, Inc., a Nevada corporation that is indirectly wholly owned by Tang Capital Partners (“Tang Capital Partners IV”); and Concentra Biosciences, LLC, a Delaware limited liability company (“Concentra”) and, collectively with Tang Capital Management, Kevin Tang, Tang Capital Partners, Tang Capital Partners III and Tang Capital Partners IV, the “Reporting Persons”). Kevin Tang is the sole director and Chief Executive Officer of Tang Capital Partners III and Tang Capital Partners IV. The address of Tang Capital Management, Kevin Tang, Tang Capital Partners and Concentra is 4747 Executive Drive, Suite 210, San Diego, CA 92121. The address of Tang Capital Partners III and Tang Capital Partners IV is 5955 Edmond Street, Las Vegas, NV 89118.

During the past five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock was acquired with approximately $4.2 million of working capital set aside by Tang Capital Partners for the general purpose of investing. Tang Capital Partners, LP maintains commingled margin accounts with various financial institutions, which may extend margin credit to Tang Capital Partners, LP as and when required, to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts may from time to time have debit balances. Since multiple different securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Stock reported hereunder for investment purposes, and such purchases were made in the Reporting Persons’ ordinary course of business. As with their other investments, the Reporting Persons continuously evaluate the Issuer, including but not limited to its businesses, results of operations, and prospects. In light of that ongoing evaluation, on September 18, 2024, Concentra, an affiliate of Tang Capital Partners, sent an acquisition proposal to the Issuer outlining the principal terms on which it would acquire all of the outstanding Common Stock of the Issuer (see Exhibit 2). The acquisition proposal provides that it is non-binding and subject to confirmatory diligence, as well as the execution of a definitive merger agreement. The Reporting Persons intend to engage in discussions with the Issuer and its representatives regarding the acquisition proposal and to enter into negotiations with the Issuer with respect thereto. There can be no certainty as to whether discussions will occur, or, if they do, the outcome of such discussions. If such discussions do not progress in a satisfactory manner, or at all, then the Reporting Persons may choose to sell part or all of the Common Stock beneficially held. Such sales may also occur for other reasons, including as a result of changes in the Reporting Persons’ capital allocation strategies and market conditions, as well as for the reasons set forth below.

While the Reporting Persons may seek to enter into a confidentiality agreement with the Issuer and intend to pursue the acquisition proposal, in connection with their investment in the Issuer, the Reporting Persons may, subject to applicable law and regulation, further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things: (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, industry analysts, existing or potential strategic partners or competitors and investment and financing professionals. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons: (1) consummating the transaction contemplated by the acquisition proposal; (2) modifying their ownership of the Common Stock, including selling part or all of the Common Stock beneficially held by the Reporting Persons; (3) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (4) proposing changes in the Issuer’s operations, governance or capitalization; or (5) pursuing one or more of the other actions described in Item 4 of this Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to: (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of this Schedule 13D; and (3) subject to applicable law and regulation, acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and/or change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) Tang Capital Management beneficially owns 372,000 shares of the Issuer’s Common Stock. Tang Capital Management shares voting and dispositive power over such shares with Tang Capital Partners and Kevin Tang.

Kevin Tang beneficially owns 372,000 shares of the Issuer’s Common Stock. Kevin Tang shares voting and dispositive power over such shares with Tang Capital Partners and Tang Capital Management.

Tang Capital Partners beneficially owns 372,000 shares of the Issuer’s Common Stock. Tang Capital Partners shares voting and dispositive power over such shares with Tang Capital Management and Kevin Tang.

The percentages used herein are based on 2,495,694 shares of Common Stock outstanding as of July 31, 2024, as set forth in the Issuer’s Quarterly Report filed on Form 10-Q that was filed with the Securities and Exchange Commission on August 13, 2024.

Percent of Class:

Tang Capital Management	14.9%
Kevin Tang	14.9%
Tang Capital Partners	14.9%
Tang Capital Partners III	0.0%
Tang Capital Partners IV	0.0%
Concentra	0.0%

(b)       Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

	Tang Capital Management	0 shares
	Kevin Tang	0 shares
	Tang Capital Partners	0 shares
	Tang Capital Partners III	0 shares
	Tang Capital Partners IV	0 shares
	Concentra	0 shares

(ii)	shared power to vote or to direct the vote:

	Tang Capital Management	372,000 shares
	Kevin Tang	372,000 shares
	Tang Capital Partners	372,000 shares
	Tang Capital Partners III	0 shares
	Tang Capital Partners IV	0 shares
	Concentra	0 shares

(iii)	sole power to dispose or to direct the disposition of:

	Tang Capital Management	0 shares
	Kevin Tang	0 shares
	Tang Capital Partners	0 shares
	Tang Capital Partners III	0 shares
	Tang Capital Partners IV	0 shares
	Concentra	0 shares

(iv)	shared power to dispose or to direct the disposition of:

	Tang Capital Management	372,000 shares
	Kevin Tang	372,000 shares
	Tang Capital Partners	372,000 shares
	Tang Capital Partners III	0 shares
	Tang Capital Partners IV	0 shares
	Concentra	0 shares

(c)       The following describes all transactions in the Issuer’s Common Stock that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Price Per Share	Quantity

9/12/24	Purchase	$9.37[1]	11,020

9/12/24	Purchase	$9.40[2]	18,343

9/13/24	Purchase	$9.10[3]	31,657

9/13/24	Purchase	$8.90[4]	88,980

9/13/24	Purchase	$10.66[5]	90,000

9/16/24	Purchase	$12.79[6]	60,000

9/17/24	Purchase	$15.33[7]	40,000

9/18/24	Purchase	$17.21[8]	32,000

_____________________________

1 The prices reported are weighted average prices. These shares were purchased in multiple transactions at prices ranging from $9.20 to $9.46. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in Footnotes 1 through 8 herein.

2 These shares were purchased in multiple transactions at prices ranging from $9.18 to $9.53.

3 These shares were purchased in multiple transactions at prices ranging from $8.71 to $9.41.

4 These shares were purchased in multiple transactions at prices ranging from $8.48 to $9.38.

5 These shares were purchased in multiple transactions at prices ranging from $9.35 to $12.64.

6 These shares were purchased in multiple transactions at prices ranging from $11.55 to $13.85.

7 These shares were purchased in multiple transactions at prices ranging from $13.04 to $17.22.

8 These shares were purchased in multiple transactions at prices ranging from $16.25 to $18.69.

(d)       No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:      Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2:       Acquisition Proposal, dated September 18, 2024, sent from Concentra to the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	September 18, 2024

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL PARTNERS III, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL PARTNERS IV, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001, of Singular Genomics Systems, Inc., and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of September, 2024.

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin Tang
Kevin Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin Tang
Kevin Tang, Manager

/s/ Kevin Tang
Kevin Tang

CONCENTRA BIOSCIENCES, LLC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL PARTNERS III, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

TANG CAPITAL PARTNERS IV, INC

By:	/s/ Kevin Tang
Kevin Tang, Chief Executive Officer

EXHIBIT 2

Concentra Biosciences, LLC

4747 Executive Drive, Suite 210 | San Diego, CA 92121

September 18, 2024

Special Committee of Independent Directors

Singular Genomics Systems, Inc.

c/o Mr. Andrew Spaventa, Chief Executive Officer

3010 Science Park Road

San Diego, CA 92121

Re:	Non-Binding Acquisition Proposal

Dear Special Committee of Independent Directors:

On behalf of Concentra Biosciences, LLC, I am pleased to present this non-binding proposal (this “Proposal”) to acquire all of the outstanding shares of common stock (the “Common Shares”) of Singular Genomics Systems, Inc. (the “Company”) not already owned by Tang Capital Partners, LP. Tang Capital, Concentra’s controlling shareholder, beneficially owns approximately 14.9% of the Common Shares of the Company.

The transaction (the “Transaction”) detailed in this Proposal would offer the Company’s stockholders an opportunity to (1) obtain immediate liquidity at a significant premium to the unaffected stock price or, in the alternative, (2) continue to participate in any future value realized from the ongoing Singular Genomics Systems business through a contingent value right (“CVR”).

The key terms of the Proposal are as follows:

1.	Purchase Price: We are prepared to offer $12.00 per share in cash to acquire 100% of the Common Shares. This per share price is a 112% premium to the closing stock price of $5.65 on September 12, 2024. The Company announced that it had received a non-binding acquisition proposal from another party after market close on September 12, 2024.

2.	Alternative Consideration: Provided there is sufficient interest from existing stockholders, including management holders, we contemplate inviting all interested stockholders (regardless of how many or how few shares they own) to elect to continue to participate in any future value realized from the ongoing Singular Genomics Systems business through a CVR in lieu of receiving $12.00 per share in cash. In this scenario, following the Transaction, the Company would continue as a privately held entity, and its management team would be able to operate the business without the expenses, disclosure obligations and other burdens associated with being a publicly traded company.

3.	Financing: The Transaction would be fully financed by Tang Capital and not be subject to any financing condition.

4.	Timing: We are prepared to efficiently complete all due diligence required to enter into a definitive agreement. We would expect to consummate the Transaction as quickly as possible through a two-step merger, subject to entry into a definitive merger agreement and satisfaction of customary closing conditions. An acquisition through a two-step merger is typically significantly faster than an acquisition through a one-step merger.

5.	Expenses: Each party will be responsible for its own expenses related to the negotiation, execution and consummation of the Transaction and the preparation and negotiation of all agreements related thereto.

We recognize that the Special Committee, with the assistance of its legal and financial advisors, will consider this Proposal carefully and make a recommendation to the Board of Directors of the Company. We will not move forward with the Transaction (or any similar transaction) unless it is recommended to the Board by the Special Committee and thereafter approved by the Board.

We also recognize that the Special Committee and the Board have a fiduciary duty to negotiate the best deal for all stockholders and that this may be facilitated by concurrently negotiating with multiple parties. Therefore, we will not be requesting exclusivity during our discussions with the Company.

We look forward to discussing our Proposal with you further. To facilitate an expedited process, we would appreciate a response by Monday, September 23, 2024.

Sincerely,

Kevin Tang
Chief Executive Officer